Exhibit 99.1
Ciba Specialty Chemicals Inc. Switzerland	Ciba Spezialitätenchemie AG Schweiz	Ciba Spécialités Chimiques SA Suisse

June 26, 2007
Basel, Switzerland

News Release

Ciba to delist from New York Stock Exchange

•	Ciba has provided written notice to the NYSE of its intent to delist

•	High standards in Corporate Governance and internal control to remain

Ciba Specialty Chemicals Holding Inc. announced today that its Board of Directors approved the delisting of its American Depositary Shares (ADSs), evidenced by American Depositary Receipts (ADRs), from the New York Stock Exchange (NYSE). The Board also approved the deregistration of the ADSs and termination of the Company's reporting obligations under the Securities Exchange Act of 1934. The Company will maintain its ADR facility as a Level I program, allowing over-the-counter trading. The delisting is expected to become effective on July 16, 2007.

Ciba will maintain its primary listing on the Swiss Stock Exchange (SWX) in Zurich. The Company's ordinary shares will continue to trade on virt-x, the trading platform of the SWX in London. Ciba will continue to report under U.S. GAAP and will adhere to established best practices of good corporate governance and strict internal control processes.

“The US continues to be a very important market and investor base for Ciba,” said Armin Meyer, Chairman and Chief Executive Officer of Ciba. “As most US investors are buying Ciba shares directly at the trading platforms of the Swiss Stock Exchange, however, only small volumes of Ciba ADSs are traded at the NYSE. The delisting from the NYSE and the termination of the respective reporting obligations supports Ciba’s overall direction to reduce complexity and costs. Ciba remains committed to high standards in Corporate Governance, internal control and disclosure and will continue to comply with all relevant regulations.”

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The Company has provided written notice to the NYSE of its intent to delist. The Company expects to file a Form 25 with the SEC on or about July 6 2007, to effect the delisting. The delisting will be effective ten days after this filing (unless the Form 25 is earlier withdrawn by the Company). The Company reserves the right to delay the filing of the Form 25 or withdraw the Form 25 for any reason prior to its effectiveness.

The Company intends to file a Form 15F with the SEC to deregister and terminate its reporting obligations under the Exchange Act as soon as practicable. The deregistration will be effective 90 days after the filing, unless the Form 15F is earlier withdrawn by the Company or the SEC objects to the filing. The Company reserves the right to delay the filing of the Form 15F or withdraw the Form 15F for any reason prior to its effectiveness.

The Company intends to maintain its American Depositary Receipt facility with Citibank as a Level I program. This means that the Company's ADRs will be traded on the over-the-counter market. The Company reserves the right to terminate the Level I program at any time.  The Company will not arrange for the listing of its ADRs or ordinary shares on another U.S. securities exchange or for the quotation of its ADRs or ordinary shares in a quotation medium in the United States.

The Company will publish its Annual Report and Accounts and other documents and communications in accordance with Exchange Act Rule 12g3−2 on its Investor Relations website http://www.cibasc.com/inv-finance.htm.

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Ciba Specialty Chemicals (SWX: CIBN, NYSE: CSB) is a leading global company dedicated to producing high-value effects for its customers’ products. We strive to be the partner of choice for our customers, offering them innovative products and one-stop expert service. We create effects that improve the quality of life – adding performance, protection, color and strength to plastics, paper, automobiles, buildings, home and personal care products and much more. Ciba Specialty Chemicals is active in more than 120 countries around the world and is committed to be a leader in its chosen markets. In 2006, the Company’s continued operations generated sales of CHF 6.4 billion and invested CHF 270 million in R&D.

Virtual news kit:www.cibasc.com/media
•	Press release

•	Photo (JPG): Ciba

For further information please contact:
Media:	Tel. +41 61 636 4444	Fax +41 61 636 3019

Investor Relations:	Tel. +41 61 636 5081	Fax +41 61 636 5111

Forward looking statement
Forward-looking statements and information contained in this announcement are qualified in their entirety as there are certain important factors that could cause results to differ materially from those anticipated. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “expect”, “may”, “are expected to”, “will”, “will continue”, “should”, “would be”, “seek” or “anticipate” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such statements reflect the current views and estimates of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, among the factors that could cause actual results to differ materially are the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Company’s targeted customers, changes in the Company’s business strategy, the Company’s ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs, and changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors. Furthermore, the Company does not assume any obligation to update these forward-looking statements.